Gold Fields Limited Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 (“Gold Fields” or the “Company”) DEALING IN SECURITIES BY A PRESCRIBED OFFICER In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited (“Listings Requirements") we hereby advise that Mr L. Rivera, an executive of the Company, traded in Gold Fields shares on the open market, under the Minimum Shareholding Requirement (“MSR”). Details of the transactions are set out below. The MSR is mandatory for executives to hold GFL shares for a (5) five-year period, based on the following target shareholding: Executives: 100% of Annual Guaranteed Remuneration Package. Executives may commit in accordance with the MSR through the election prior to the determination of cash bonuses, vesting of shares awarded or through personal investment to commit Gold Fields shares toward the satisfaction of the MSR. Accordingly, the following trades are announced: Name of Executive L Rivera Nature of transaction On market sale of shares Class of Security Ordinary shares Nature of interest Direct and Beneficial Transaction Date 30/03/2023 Number of Shares traded 15,783 Market Price per share R243.42 Total Value R3,841,897.86 Clearance to deal has been obtained in terms of 3.66 of the Listings Requirements. 31 March 2023 Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd